September 15, 2005
VIA COURIER and VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel, Mail Stop 0407

RE:	LCC International, Inc. Form 10-K for the year ended December 31, 2004 Filed March 23, 2005 Form 10-Q for the quarter ended March 31, 2005 Filed May 10, 2005 File No. 0-21213
Ladies and Gentlemen:
     The following is the response to the comment of the Commission in its letter of September 2, 2005 in connection with the filing by LCC International, Inc. of the above-referenced documents. To facilitate your review we have included your numbered comment along with the related response.
Form 10-K for the year ended December 31, 2004
Note 11 Business Combinations, page 54
1. We note your response to comment 6. It appears that each of the 10 business units included in the EMEA operating segment represents a component, as defined in paragraph 30 of SFAS 142. Addressing paragraph 17 of SFAS 131 and EITF D-101, tell us in detail why you believe that it is appropriate to aggregate your components into one single reporting unit.
     We manage our operations through our two reportable segments, the Americas and EMEA. We believe that our accounting for goodwill at this level complies with SFAS 142, SFAS 130 and EITF D-101. EITF D-101 sites paragraphs 102 and 103 of Appendix B in FAS 142, ... “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages it business or operations and to which goodwill naturally would be associated...That approach reflects the Board’s belief that the information an entity reports for internal use will reflect the way the overall entity is managed.”

     We believe EMEA meets the aggregation requirements specified in SFAS 131 paragraph 17 and in EITF D-101 under “Similar Economic Characteristics”. As stated above, we believe that “aggregation is consistent with the objective and basic principles of “FAS 131 (paragraph 17). We also believe that these business units share “similar economic characteristics” as described both under paragraph 17 of SFAS 131 and under EITF D-101. “The nature of the products and services” (paragraph 17) of these business units is similar. All of the EMEA business units offer the same products and services: technical consulting services, design services, deployment services (including program management, site acquisition and development, regulatory compliance, architecture and engineering, and construction and procurement management) and operations and maintenance services. Should a customer desire one of these services in an office that is short staffed, personnel will be borrowed from another facility (with the appropriate transfer pricing applied; EITF D-101). “The type or class of customer for” our “...products and services” is similar (paragraph 17; wireless service providers, telecommunications equipment vendors, satellite service providers, systems integrators and tower companies). “The methods used to ...provide” our “services” are similar (paragraph 17) and “...the manner in which” our business units “operate(s) and the nature of those operations” (EITF D-101) is similar.
     We initially marketed our services to EMEA customers from the United States. We found that impractical and developed a strategy to create a European business. Initially, we purchased businesses or portions of businesses to create a critical mass sufficient to allow us to develop and market our services across the region. The acquisition of these businesses (three creating goodwill) has, in fact, allowed us to successfully expand into other countries. All of the business acquisitions made in EMEA were to build a single practice. There are no material operating, marketing or administrative decisions made at the country general manager level. In fact, each country is responsible for executing the marketing directives issued by the region’s Senior Vice President. All of the financial review and consolidation for the EMEA region is done under the Vice President of Finance (also the EMEA Chief Operating Officer) out of the EMEA London headquarters In fact, we have at times entertained or solicited purchase offers for EMEA. These discussions and the related valuations have treated the unit in the aggregate.
     Thank you for your comment. We trust that this response is sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.
Very truly yours,
/s/ Charles R. Waldron
Charles R. Waldron
Senior Vice President and Chief Financial Officer